UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.2)1

The Dixie Group, Inc.
------------------------------------------------
(Name of Issuer)

Common Stock, $3.00 par value per share
------------------------------------------------
(Title of Class of Securities)

255519100
------------------------------------------------
(CUSIP Number)

Robert G. Moses
6621 Willow Park Drive
Suite One
Naples, FL  34109
Tel: (239)-593-1280
------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2006
------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].


CUSIP NO. 255519100
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1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

   RGM Capital, LLC
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

   WC*
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
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                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         942,376**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        942,376**
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    942,376**
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.80%
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14. TYPE OF REPORTING PERSON

    00 (LLC)
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*See Item 3
**See Item 2 and 5




CUSIP NO. 255519100
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   Robert G. Moses
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         942,376**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        942,376**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    942,376**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.80%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5


THE PURPOSE OF THIS AMENDMENT NO. 2 TO SCHEDULE 13D IS TO AMEND THE OWNERSHIP REPORTS OF THE REPORTING PERSONS. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, $3.00 par value per share (the "Common Stock"), of The Dixie Group, Inc., a Tennessee corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 345-B Nowlin Lane, Chattanooga, Tennessee 37421.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a-c, f) This Statement is filed jointly by RGM Capital, LLC ("RGM Capital") and Robert G. Moses (together, the "Reporting Persons"). Mr. Moses is the managing member of RGM Capital, LLC. The Reporting Persons' principal business address is located at 6621 Willow Park Drive, Suite One, Naples, FL 34109.

         (d-e) Neither RGM Capital, LLC nor Mr. Moses have during the past five years been convicted of any criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used to purchase the securities reported herein was the working capital of private investment funds and a separately managed account over which the reporting persons have investment discretion. The aggregate funds used by the Reporting Persons to make the purchases was $1,845,052, exclusive of commissions.

ITEM 4.  PURPOSE OF TRANSACTION.

         The securities reported herein were acquired for, and are being held for, investment purposes by the Reporting Persons on behalf of private investment funds and a separately managed account over which the reporting persons have investment discretion. The acquisitions of the securities reported herein were made in the ordinary course of the Reporting Persons' business.

         The Reporting Persons will take such future actions with respect to the securities reported herein as the Reporting Persons may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons.

         In addition, the Reporting Persons may engage in communications with one or shareholders, officers or directors of the Issuer, including discussions regarding the Issuer's operations and strategic direction that, if effected, could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Persons does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of the
Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

         Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other deemed relevant.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a-b). As of the date hereof, RGM Capital, LLC may be deemed the beneficial owner of 942,376 shares of Issuer Common Stock, representing approximately 7.80% of the Issuer's outstanding Common Stock based upon the 12,077,211 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter period ended September 30, 2006.

         RGM Capital shares the power to vote or direct the vote of 942,376 Shares to which this filing relates.

         RGM Capital has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

         RGM Capital shares the power to dispose or direct the disposition of 942,376 shares to which this filing relates.

         RGM Capital has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

         As of the date hereof, Robert G. Moses may be deemed the beneficial owner of 942,376 shares of Issuer Common Stock, representing approximately 7.80% of the Issuer's outstanding Common Stock based upon the 12,077,211 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter period ended September 30, 2006.

         Robert G. Moses shares the power to vote or direct the vote of 942,376 Shares to which this filing relates.

         Robert G. Moses has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

         Robert G. Moses shares the power to dispose or direct the disposition of 942,376 shares to which this filing relates.

         Robert G. Moses has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.


(c) The following transactions in the Issuer's Common Stock were effected by the Reporting Person since the date of the last Schedule 13d report of the Reporting Person with respect to the Issuer. All of such transactions represent open market transactions.

Trade Date     Shares    	Price/Share
---------      -------   	-----------
10/10/2006  	9,100		14.7485
10/11/2006	2,000		14.6115
10/16/2006	  600		14.4500
10/17/2006	7,000		14.1870
10/24/2006     15,000		13.6955
10/25/2006     10,000		13.5800
10/26/2006     10,000		13.4743
10/31/2006     15,000		13.4942
11/01/2006     25,000		13.3407
11/02/2006     10,000		13.1355
11/03/2006	5,000		13.0138
11/07/2006     10,000		12.2498
11/08/2006     10,000		12.1798
11/09/2006     10,000		11.9815


(d-e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Neither of the Reporting Persons have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Agreement


                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					November 15, 2006
                              ----------------------------------------
       (Date)

                              RGM Capital, LLC

                              By:    /s/  Robert G. Moses
                                --------------------------------------
		                  Robert G. Moses, Managing Member

                              /s/  Robert G. Moses
                              --------------------------------------
			       Robert G. Moses


Exhibit A


AGREEMENT

The undersigned agree that this Schedule 13D dated November 15, 2006, relating to the Common Stock, $3.00 par value, of The Dixie Group, Inc. shall be filed on behalf of the undersigned.

					November 15, 2006
                              ----------------------------------------
       (Date)

                              RGM Capital, LLC

                              By:    /s/  Robert G. Moses
                                --------------------------------------
			         Robert G. Moses, Managing Member

                              /s/  Robert G. Moses
                              --------------------------------------
			       Robert G. Moses